TRANSALTA CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(in millions of Canadian dollars except per share amounts)
	3 months ended June 30		6 months ended June 30
Unaudited	2008	2007	2008	2007

Revenues	$ 708	$ 612	$ 1,511	$ 1,281
Fuel and purchased power	(332)	(256)	(702)	(547)
Gross margin	376	356	809	734
Operations, maintenance, and administration	178	160	313	295
Depreciation and amortization (Note 19)	100	100	204	199
Taxes, other than income taxes	5	5	10	11
Operating expenses	283	265	527	505
Operating income	93	91	282	229
Foreign exchange gain (loss)	-	5	(1)	5
Gain on sale of equipment (Note 8)	-	12	5	12
Net interest expense (Note 9)	(35)	(37)	(68)	(74)
Equity loss (Note 7)	-	(2)	(97)	(11)
Earnings before non-controlling interests and income taxes	58	69	121	161
Non-controlling interests	7	6	23	22
Earnings before income taxes	51	63	98	139
Income tax expense	4	6	18	26
Net earnings	$ 47	$ 57	$ 80	$ 113
Retained earnings
Opening balance	699	715	763	710
Common share dividends	(54)	(50)	(108)	(101)
Shares cancelled under NCIB (Note 12)	(52)	-	(95)	-
Closing balance	$ 640	$ 722	$ 640	$ 722
Weighted average number of common shares outstanding in the period	199	203	200	203

Net earnings per share, basic and diluted	$ 0.24	$ 0.28	$ 0.40	$ 0.56

See accompanying notes.

  TRANSALTA CORPORATION / Q2 2008 1

TRANSALTA CORPORATION
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

Unaudited	June 30, 2008	Dec. 31, 2007
ASSETS
Current assets
Cash and cash equivalents (Note 2)	$ 50	$ 51
Accounts receivable (Notes 2 and 17)	540	546
Prepaid expenses	21	9
Risk management assets (Notes 1, 2, 3 and 4)	180	93
Future income tax assets	136	40
Income taxes receivable	63	49
Inventory (Note 5)	68	30
	1,058	818
Restricted cash (Notes 2 and 6)	2	242
Investments (Note 7)	271	125
Long-term receivables (Note 10)	2	6
Property, plant, and equipment
Cost	9,059	8,593
Accumulated depreciation	(3,653)	(3,476)
	5,406	5,117

Assets held for sale, net (Note 8)	-	29
Goodwill (Note 19)	127	125
Intangible assets	197	209
Future income tax assets	374	303
Risk management assets (Notes 1, 2, 3 and 4)	39	122
Other assets	78	83
Total assets	$ 7,554	$ 7,179
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt (Note 2)	$ 450	$ 651
Accounts payable and accrued liabilities (Note 2)	539	473
Risk management liabilities (Notes 1, 2, 3 and 4)	509	105
Income taxes payable	8	17
Future income tax liabilities	12	12
Dividends payable	52	49
Current portion of long-term debt - recourse (Notes 2, 9 and 22)	105	122
Current portion of long-term debt - non-recourse (Notes 2 and 9)	29	32
Current portion of asset retirement obligations (Note 10)	44	43
	1,748	1,504
Long-term debt - recourse (Notes 2 and 9)	1,913	1,496
Long-term debt - non-recourse (Notes 2 and 9)	211	209
Asset retirement obligation (Note 10)	237	233
Deferred credits and other long-term liabilities	113	101
Future income tax liabilities	585	637
Risk management liabilities (Notes 1, 2, 3 and 4)	475	204
Non-controlling interests	485	496
Common shareholders' equity
Common shares (Notes 11 and 12)	1,760	1,781
Retained earnings (Note 12)	640	763
Accumulated other comprehensive loss (Notes 1 and 12)	(613)	(245)

2   TRANSALTA CORPORATION / Q2 2008

Total shareholders’ equity	1,787	2,299
Total liabilities and shareholders’ equity	$ 7,554	$ 7,179

Contingencies (Notes 15 and 17)
Commitments (Notes 3, 15 and 16)
Subsequent events (Note 22)

See accompanying notes.

TRANSALTA CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in millions of Canadian dollars)

	3 months ended June 30		6 months ended June 30
Unaudited	2008	2007	2008	2007

Net earnings	$ 47	$ 57	$ 80	$ 113
Other comprehensive loss
(Losses) gains on translating net assets of self-sustaining foreign operations	(5)	(88)	62	(104)
Gains (losses) on financial instruments designated as hedges of self-sustaining foreign operations	5	108	(78)	123
Tax expense (recovery)	3	20	(8)	21

	2	88	(70)	102

Losses on translation of self-sustaining foreign operations	(3)	-	(8)	(2)

Losses on derivatives designated as cash flow hedges	(362)	(119)	(591)	(246)
Tax recovery	(123)	(38)	(203)	(78)

Losses on derivatives designated as cash flow hedges	(239)	(81)	(388)	(168)

Derivatives designated as cash flow hedges in prior periods transferred to balance sheet in the current period	2	-	6	-
Derivatives designated as cash flow hedges in prior periods transferred to net earnings in the current period	19	(5)	36	3
Tax expense (recovery)	7	(1)	14	1
	14	(4)	28	2
Other comprehensive loss	(228)	(85)	(368)	(168)
Comprehensive loss	$ (181)	$ (28)	$ (288)	$ (55)

See accompanying notes.

  TRANSALTA CORPORATION / Q2 2008 3

TRANSALTA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
	3 months ended June 30		6 months ended June 30
Unaudited	2008	2007	2008	2007

Operating activities
Net earnings	$ 47	$ 57	$ 80	$ 113
Depreciation and amortization (Note 19)	104	100	211	200
Gain on sale of equipment (Note 8)	-	(12)	(5)	(12)
Non-controlling interests	7	6	23	22
Asset retirement obligation accretion (Note 10)	6	6	11	12
Asset retirement costs settled (Note 10)	(8)	(5)	(12)	(8)
Future income taxes	5	5	(11)	(2)
Unrealized losses from risk management activities	14	21	15	40
Foreign exchange (gain) loss	-	(5)	1	(5)
Equity loss (Note 7)	-	2	97	11
Other non-cash items	(4)	(3)	(6)	(1)
	171	172	404	370
Change in non-cash operating working capital balances	-	(4)	4	129
Cash flow from operating activities	171	168	408	499
Investing activities
Additions to property, plant, and equipment	(239)	(140)	(389)	(194)
Proceeds on sale of property, plant, and equipment	5	23	21	23
Equity investment (Note 7)	-	(9)	-	(19)
Restricted cash (Note 6)	242	28	245	37
Realized gains on financial instruments	4	-	23	-
Loan to equity investment (Note 7)	(245)	-	(245)	-
Other	12	(1)	11	(1)
Cash flow used in investing activities	(221)	(99)	(334)	(154)
Financing activities
Decrease in short-term debt	(137)	(25)	(201)	(32)
Repayment of long-term debt (Note 9)	(126)	(11)	(130)	(23)
Dividends paid on common shares	(54)	(51)	(105)	(105)
Issuance of long-term debt	502	-	502	-
Redemption of preferred securities	-	-	-	(175)
Funds paid to repurchase common shares under NCIB (Note 12)	(119)	-	(126)	-
Net proceeds on issuance of common shares (Note 11)	3	5	14	10
Decrease in advances to TransAlta Power	-	1	-	2
Realized gains on financial instruments	1	-	13	-
Distributions to subsidiaries' non-controlling interests	(27)	(20)	(44)	(41)
Other	(1)	-	(1)	-
Cash flow from (used in) financing activities	42	(101)	(78)	(364)
Cash flow used in operating, investing, and financing activities	(8)	(32)	(4)	(19)
Effect of translation on foreign currency cash	-	6	3	6
Decrease in cash and cash equivalents	(8)	(26)	(1)	(13)
Cash and cash equivalents, beginning of period	58	79	51	66
Cash and cash equivalents, end of period	$ 50	$ 53	$ 50	$ 53
Cash taxes paid	$ 14	$ 15	$ 60	$ 37
Cash interest paid	$ 48	$ 51	$ 67	$ 77

See accompanying notes.

4   TRANSALTA CORPORATION / Q2 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

1.

ACCOUNTING POLICIES

These unaudited interim consolidated financial statements do not include all of the disclosures included in TransAlta Corporation’s (“TransAlta” or “the Corporation”) annual consolidated financial statements.  Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the Corporation’s most recent annual consolidated financial statements.

These unaudited interim consolidated financial statements reflect all adjustments (consisting of normal recurring adjustments and accruals) that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.

TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs.  Higher maintenance costs are ordinarily incurred in the second and third quarters when electricity prices are expected to be lower as electricity prices generally increase in the winter months in the Canadian market.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies as those used in the Corporation’s most recent annual consolidated financial statements, except as explained below.

Significant Accounting Policy Changes

On Jan. 1, 2008, the Corporation adopted two new accounting standards: Handbook Section 3862, Financial Instruments – Disclosures and Handbook Section 3863, Financial Instruments – Presentation.  Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.  Disclosures required as a result of adopting these Sections can be found in Note 2.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In 2005, the Accounting Standards Board (“AcSB”) announced that accounting standards in Canada are to converge with IFRS.  On Feb. 13, 2008, the AcSB confirmed that the use of IFRS will be required by Jan. 1, 2011 with appropriate comparative data from the prior year. Under IFRS, there is significantly more disclosure required, specifically for quarterly reporting.  Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy that must be addressed.

On Dec. 31, 2007, the United States Securities and Exchange Commission approved rule amendments that will allow foreign private issuers to issue financial statements without reconciliation to U.S. GAAP, if they are prepared using the English language version of IFRS as issued by the International Accounting Standards Board.

TransAlta has developed a plan to transition to IFRS by January 2011.  An initial investigation has been conducted to assess

  TRANSALTA CORPORATION / Q2 2008 5

the implementation impacts including changes to accounting policies and processes, information systems, and business management.

A team has been established to further analyze the key areas identified in the plan and is working in conjunction with Information Technology and Internal Control resources to determine process and system changes along with appropriate financial reporting controls.

The full impact of adopting IFRS on TransAlta’s future financial position and future results cannot be reasonably determined at this time.  TransAlta is carefully evaluating the transitional options available under IFRS at the adoption date as well as the most appropriate long-term accounting policies.

TransAlta’s preliminary view is that there are many similarities between Canadian GAAP and IFRS and that the major differences for TransAlta will likely arise in respect of property, plant, and equipment and the impairment of long-lived assets with potential impacts from expected revisions to existing IFRS standards in accounting for joint ventures and post-retirement benefits.

A steering committee has been established to monitor the progress and critical decisions in the transition to IFRS. This committee includes representatives from Finance, Information Technology, Treasury, Investor Relations, Human Resources, and Operations.  Regular reporting is provided to the Audit and Risk Committee and the Board of Directors.  Quarterly updates are provided to the Audit and Risk Committee.

6   TRANSALTA CORPORATION / Q2 2008

2.

FINANCIAL INSTRUMENTS

(A)

Analysis of Financial Assets and Liabilities by Measurement Basis

Financial assets and financial liabilities are measured on an ongoing basis at cost, fair value or amortized cost.  The disclosures in the “Financial Instruments – Recognition and Measurement” section of Note 1(T) to the Corporation’s 2007 consolidated financial statements describe how the categories of financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized.  The following table analyses the carrying amounts of the financial assets and liabilities by category as defined by Section 3855:

Carrying value of financial instruments as at June 30, 2008
	Derivatives used for hedging	Derivatives classified as held for trading	Loans and receivables	Other financial liabilities	Total carrying value
Financial assets
Cash and cash equivalents	$ -	$ -	$ 50	$ -	$ 50
Accounts receivable	$ -	$ -	$ 540	$ -	$ 540
Risk management assets
Current	$ 111	$ 69	$ -	$ -	$ 180
Long-term	$ 32	$ 7	$ -	$ -	$ 39
Restricted cash	$ -	$ -	$ 2	$ -	$ 2
Financial liabilities			.
Short-term debt	$ -	$ -	$ -	$ 450	$ 450
Accounts payable and accrued liabilities	$ -	$ -	$ -	$ 539	$ 539
Risk management liabilities
Current	$ 425	$ 84	$ -	$ -	$ 509
Long-term	$ 467	$ 8	$ -	$ -	$ 475
Long-term debt recourse[1]	$ -	$ -	$ -	$ 2,018	$ 2,018
Long-term debt non-recourse[1]	$ -	$ -	$ -	$ 240	$ 240

  TRANSALTA CORPORATION / Q2 2008 7

Carrying value of financial instruments as at Dec. 31, 2007
	Derivatives used for hedging	Derivatives classified as held for trading	Loans and receivables	Other financial liabilities	Total carrying value
Financial assets
Cash and cash equivalents	$ -	$ -	$ 51	$ -	$ 51
Accounts receivable	$ -	$ -	$ 546	$ -	$ 546
Risk management assets
Current	$ 69	$ 24	$ -	$ -	$ 93
Long-term	$ 122	$ -	$ -	$ -	$ 122
Restricted cash	$ -	$ -	$ 242	$ -	$ 242
Financial liabilities
Short-term debt	$ -	$ -	$ -	$ 651	$ 651
Accounts payable and accrued liabilities	$ -	$ -	$ -	$ 473	$ 473
Risk management liabilities
Current	$ 93	$ 12	$ -	$ -	$ 105
Long-term	$ 190	$ 14	$ -	$ -	$ 204
Long-term debt recourse[1]	$ -	$ -	$ -	$ 1,618	$ 1,618
Long-term debt non-recourse[1]	$ -	$ -	$ -	$ 241	$ 241

[1] Includes current portion.

(B)

Fair Value of Financial Instruments

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act.  Fair values can be determined by reference to prices for that instrument in active markets to which the Corporation has access.  In the absence of an active market, the Corporation determines fair values based on valuation models or by reference to other similar products in active markets.

Fair values determined using valuation models require the use of assumptions.  In determining those assumptions, the Corporation looks primarily to external readily observable market inputs.  In limited circumstances, the Corporation uses input parameters that are not based on observable market data.

I. Level Determinations and Classifications

The Level I, II and III classifications in the fair value hierarchy utilized by the Corporation are defined as follows:

Level I

Fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access.  In determining Level I Energy Trading fair values, the Corporation uses quoted prices for identically traded commodities obtained from active exchanges such as the New York Mercantile Exchange (“NYMEX”) and the Natural Gas Exchange (“NGX”), or obtained directly from brokers, electronic exchanges such as the

8   TRANSALTA CORPORATION / Q2 2008

IntercontinentalExchange (“ICE”), or other publicly available market data providers.

Level II

Fair values are determined using inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

Energy Trading fair values falling within the Level II category are determined through the use of quoted prices in active markets adjusted for factors specific to the asset or liability, such as basis and location differentials.  Level II fair values also include fair values determined using valuation techniques, such as option pricing models and regression or extrapolation formulas, where the inputs are readily observable, including commodity prices for similar assets or liabilities in active markets, implied volatilities for options, and/or volatilities and correlations between products derived from historical prices.

In determining Level II fair values of Other Risk Management Assets and Liabilities, the Corporation uses inputs other than quoted prices that are observable for the asset or liability, such as interest rate yield curves and currency rates.  For certain financial instruments where insufficient trading volume or lack of recent trades exists, the Corporation relies on similar interest or currency rate inputs and other third party information such as credit spreads.

Level III

Fair values are determined using inputs for the asset or liability that are not readily observable.

In limited circumstances, Energy Trading may enter into commodity transactions involving non-standard features for which market observable data is not available.  In these cases, Level III fair values are determined using valuation techniques with inputs that are based on historical data such as unit availability, transmission congestion, or demand profiles.

The fair value measurement of a financial instrument is included in only one of the three levels, the determination of which is based upon the lowest level input that is significant to the derivation of the fair value.

The fair values of the Corporation’s financial assets and liabilities are outlined below:

	Fair value [1]				Total carrying value
As at June 30, 2008	Level I	Level II	Level III	Total
Financial assets and liabilities measured at fair value
Net risk management liabilities (assets) [2]	$ 857	$ (86)	$ (6)	$ 765	$ 765
Long-term debt	$ -	$ 207	$ -	$ 207	$ 207

Financial assets and liabilities measured at other than fair value
Long-term debt	$ -	$ 2,037	$ -	$ 2,037	$ 2,051

  TRANSALTA CORPORATION / Q2 2008 9

	Fair value [1]				Total carrying value
As at Dec. 31, 2007	Level I	Level II	Level III	Total
Financial assets and liabilities measured at fair value
Net risk management liabilities (assets) [2]	$ 251	$ (156)	$ (1)	$ 94	$ 94
Long-term debt	$ -	$ 310	$ -	$ 310	$ 310

Financial assets and liabilities measured at other than fair value
Long-term debt	$ -	$ 1,577	$ -	$ 1,577	$ 1,549

[1] Excludes financial assets and liabilities where book value approximates fair value due to the liquid nature of the asset or liability (cash and cash equivalents, restricted cash, accounts receivable, short-term debt, and accounts payable and accrued liabilities).

[2] Includes Energy Trading and Other Risk Management Assets and Liabilities on a net basis (Note 3).

II.  Fair Values Determined Using Valuation Models (Levels II & III)

Fair values determined using valuation models require the use of assumptions.  Where assumptions and inputs are based on readily observable market data, the fair values are categorized as Level II.  The key inputs to valuation models and regression or extrapolation formulas include interest rate yield curves, currency rates, credit spreads, implied volatilities, volatilities and correlations between products derived from historical prices, and commodity prices for similar assets or liabilities in active markets, as applicable.

Where the fair values have been developed using valuation models based on unobservable or internally developed assumptions or inputs (Level III Energy Trading Risk Management fair values), the key inputs include historical data such as plant performance, congestion on transmission paths, or demand profiles for individual non-standard deals and structured products.

The effect of using reasonably possible alternative assumptions as inputs to valuation techniques from which the Level III Energy Trading fair values are determined would not result in materially different fair values.

The total amount of the change in fair value estimated using a valuation technique with unobservable inputs, for financial assets and liabilities measured and recorded at fair value, that was recognized in pre-tax earnings for the six months ended June 30, 2008 was a $14 million gain.  A reconciliation of the movements in Risk Management fair values by Level, as well as additional Level III gain (loss) information can be found in Note 3.

(C)

 Inception Gains and Losses

The majority of the Corporation’s derivatives have quoted market prices on active exchanges or over-the-counter quotes available from brokers.  However, some derivatives are not traded on an active exchange requiring the use of internal valuation techniques or models.

In some instances, a difference may arise between the fair value of a financial instrument at initial recognition (the transaction price) and the amount calculated through a valuation model.  This unrealized gain or loss at inception is recognized in net earnings only if the fair value of the instrument is evidenced by a quoted market price in an active market, observable current market transactions that are substantially the same, or based on a valuation technique that uses observable market inputs.  Where these criteria are not met, the difference is deferred on the balance sheet in Energy Trading Risk Management Assets

10   TRANSALTA CORPORATION / Q2 2008

or Liabilities, and is recognized in earnings over the term of the related contracts.  The difference yet to be recognized in net earnings and a reconciliation of changes during the period is as follows:

As at		June 30, 2008	Dec. 31, 2007
Unamortized gain at beginning of period		$ 5	$ 8
New transactions		-	4
Recognized in the Statements of Earnings during the period:
	Amortization	(3)	(7)
	Maturity or termination	-	-
	Change in foreign exchange rates	-	-
Unamortized gain at end of period		$ 2	$ 5

(D)

Nature and Extent of Risks Arising from Financial Instruments

The following discussion is limited to the nature and extent of risks arising from financial instruments, as defined under Section 3862, however, for a complete understanding of the nature and extent of risks the Corporation is exposed to, this should be read in conjunction with the Corporation’s discussion of Risk Management found in the 2007 Management’s Discussion and Analysis section of the Annual Report.

I.  Market Risk

(a) Commodity Price Risk

The Corporation has exposure to movements in certain commodity prices in both its electricity generation and proprietary trading businesses, including the market price of electricity and fuels used to produce electricity.  Most of the Corporation’s electricity generation and related fuel supply contracts are considered to be contracts for delivery or receipt of a non-financial item in accordance with expected purchase, sale or usage requirements, accordingly, these contracts, commonly termed normal purchase / normal sale (“NPNS”) contracts, are not considered to be financial instruments under Section 3855.  As such, the discussion related to commodity price risk is limited to the Corporation’s proprietary trading business and commodity derivatives used in hedging relationships associated with the Corporation’s electricity generating activities.

The Corporation has a Commodity Exposure Management Policy (the “Policy”) which governs both the commodity transactions undertaken in its proprietary trading business and those undertaken to manage commodity price exposures in its generation business.  The Policy defines and specifies the controls and management responsibilities associated with commodity activities, as well as the nature and frequency of required reporting of such activities.

(i) Commodity Price Risk – Proprietary Trading

The Corporation’s Commercial Operations & Development (“COD”) segment conducts the proprietary trading activities and uses a variety of instruments to manage risk, earn trading revenue, and gain market information.

In compliance with the Policy, the proprietary trading activities are subject to limits and controls, including Value at Risk (“VaR”) limits.   The Board of Directors approves the limit for total VaR from proprietary trading activities.  VaR is the most commonly used metric employed to track and manage the market risk associated with trading positions.  A VaR measure gives, for a specific confidence level, an estimated maximum pre-tax loss that could be incurred over a specified period of time.  VaR is used to determine the potential change in value of the Corporation’s proprietary trading portfolio, over a 3-day period within a 95 per cent confidence level, resulting from normal market fluctuations.  VaR is estimated using the historical variance/covariance approach.

  TRANSALTA CORPORATION / Q2 2008 11

VaR is a measure that has certain inherent limitations.  The use of historical information in the estimate assumes that price movements in the past will be indicative of future market risk.  As such, it may only be meaningful under normal market conditions.  Extreme market events are not addressed by this risk measure.  In addition, the use of a 3-day measurement period implies that positions can be unwound or hedged within 3 days, however, this may not be possible if the market becomes illiquid.

The Corporation recognizes the limitations of VaR and actively uses other controls, including restrictions on authorized instruments, volumetric and term limits, stress-testing of individual portfolios and of the total proprietary trading portfolio, and management reviews when loss limits are triggered.

Changes in market prices associated with proprietary trading activities affect net income in the period that the price changes occur.   VaR at June 30, 2008 associated with the Corporation’s proprietary trading activities was $8 million.

(ii) Commodity Price Risk - Generation

The Generation segment utilizes various commodity contracts to manage the commodity price risk associated with its electricity generation, fuel purchases, emissions, and byproducts, as considered appropriate.  A Commodity Exposure Management Plan is prepared and approved annually, which outlines the intended hedging strategies associated with the Corporation’s generation assets and related commodity price risks.  Controls also include restrictions on authorized instruments, management reviews on individual portfolios, and approval of asset transactions that could add potential volatility to the Corporation’s reported earnings.

In addition, certain electricity sale contracts do not qualify as NPNS contracts.  These contracts are designated as all-in-one hedges and are therefore accounted for as cash flow hedges under Section 3865.  Unlike a typical financial derivative used in a hedging relationship, which results in a net settlement with the counterparty, these contracts will not result in a net cash outflow to the Corporation, despite their fair value currently resulting in a liability on the Corporation’s balance sheet, as the Corporation will physically deliver the electricity at the price fixed under the contract, and receive cash payment for that physical delivery.

Changes in market prices associated with cash flow hedges do not affect net earnings in the period in which the price change occurs.  Instead, changes in fair value are deferred until settlement through Other Comprehensive Income (“OCI”), at which time the net gain or loss resulting from the combination of the hedging instrument and hedged item affects net earnings.  VaR at June 30, 2008 associated with the Corporation’s commodity derivative instruments used in generation hedging activities was $103 million.

The Corporation’s policy on asset-backed transactions is to seek NPNS contract status or hedge accounting treatment.  Where this is not possible, the transactions are treated as held for trading. These include, for example, positions and economic hedges that do not meet hedge accounting requirements or short-term optimization transactions such as buybacks entered into to offset existing hedge positions.  Changes in market prices associated with these transactions affect net earnings in the period in which the price change occurs.  VaR at June 30, 2008 associated with the Corporation’s commodity derivatives instruments used in the generation business, but which are not designated as hedges, was nil.

(b) Interest Rate Risk

Interest rate risk arises as the fair value or future cash flows of a financial instrument can fluctuate because of changes in market interest rates.  For a complete understanding of the nature and extent of interest rate risk the Corporation is exposed to,

12   TRANSALTA CORPORATION / Q2 2008

and how the Corporation manages this risk, refer to the discussion of Risk Management found in the 2007 Management’s Discussion and Analysis section of the Annual Report.

The effect on pre-tax earnings and OCI for the six months ended June 30, 2008, due to changes in market interest rates affecting the Corporation’s floating rate debt, interest bearing assets, and held for trading interest-rate derivatives outstanding at the balance sheet date, is not material.

(c) Currency Rate Risk

The Corporation has exposure to various currencies, such as the Euro, and the U.S. and Australian dollars, as a result of investments and operations in foreign jurisdictions, the earnings from those operations, and the acquisition of equipment and services from foreign suppliers.  For a complete understanding of the nature and extent of currency rate risk the Corporation is exposed to, and how the Corporation manages this risk, refer to the discussion of Risk Management found in the 2007 Management’s Discussion and Analysis section of the Annual Report.

The foreign currency risk sensitivities required under Section 3862, and outlined below, are limited to the risks that arise on financial instruments denominated in currencies other than the functional currency in which they are transacted and measured.

The effect on pre-tax earnings and OCI for the six months ended June 30, 2008, due to changes in the exchange rates associated with financial instruments outstanding at the balance sheet date, is outlined below.  The sensitivity analysis has been prepared using management’s assessment that a four cent increase or decrease in these currencies relative to the Canadian dollar is the most reasonably possible change and is consistent with a +/- one standard deviation move from the mean.

Currency	Net earnings decrease [1]	OCI gain[1]
Euro	$ -	$ 5
U.S.	2	3
AUD	3	-

Total	$ 5	$ 8
[1] These calculations assume an increase in the value of these currencies relative to the Canadian dollar. A decrease would have the opposite effect. Amounts presented are pre-tax.

II.  Credit Risk

Credit risk is the risk that customers or counterparties will cause a financial loss for the Corporation by failing to discharge their obligations, and the risk to the Corporation associated with changes in credit-worthiness of entities with which commercial exposures exist.  For a complete understanding of the nature and extent of credit risk the Corporation is exposed to, and how the Corporation manages this risk, refer to the discussion of Risk Management found in the 2007 Management’s Discussion and Analysis section of the Annual Report.

The Corporation’s maximum exposure to credit risk at June 30, 2008, without taking into account collateral held, is represented by the current carrying amounts of accounts receivables and risk management assets as per the consolidated balance sheets.  Letters of credit are the primary types of collateral held as security related to these amounts.

The Corporation uses external credit ratings, as well as internal ratings in circumstances where external ratings are not available, to establish credit limits for counterparties.  The following table outlines the distribution, by credit rating, of financial assets that are neither past due nor impaired:

  TRANSALTA CORPORATION / Q2 2008 13

	Investment grade	Non-investment grade	Total
	%	%	%
Accounts receivable	94	6	100
Risk management assets	95	5	100

The Corporation utilizes an allowance for doubtful accounts to record potential credit losses associated with its trade receivables, the balance of which has not changed materially since Dec. 31, 2007.

III.  Liquidity Risk

Liquidity risk is the risk that the Corporation may encounter difficulties in meeting obligations associated with financial liabilities and commitments related to collateral requirements under various contracts.  For a complete understanding of the nature and extent of liquidity risk the Corporation is exposed to, and how the Corporation manages this risk, refer to the discussion of Risk Management found in the 2007 Management’s Discussion and Analysis section of the Annual Report.

A maturity analysis for the Corporation’s financial liabilities is as follows:

	2008	2009	2010	2011	2012	2013 and thereafter	Total
Short-term debt	$ 450	$ -	$ -	$ -	$ -	$ -	$ 450
Accounts payable and accrued liabilities	539	-	-	-	-	-	539
Long-term debt [1]	125	238	29	251	330	1,281	2,254
Energy Trading risk management liabilities [2]	262	287	185	78	15	-	827
Other risk management liabilities (assets) [3]	1	(47)	(4)	(6)	-	(6)	(62)
Total	$ 1,377	$ 478	$ 210	$ 323	$ 345	$ 1,275	$ 4,008

[1] Excludes impact of derivatives
[2] Energy Trading risk management liabilities are comprised of net risk management assets and liabilities, where the net result is a liability.
[3] Other risk management assets and liabilities are comprised of net risk management assets and liabilities, where the net result is an asset.

(E)

Financial Instruments Provided as Collateral

At June 30, 2008, $130 million (Dec. 31, 2007 - $200 million) of financial assets of TransAlta Utilities Corporation (“TAU”), a wholly-owned subsidiary of TransAlta, have been pledged as collateral for $150 million of the Corporation’s public debentures.  In the event that TAU should default on these debentures, the debenture holders would have first claim on these assets.

At June 30, 2008, $62 million (Dec. 31, 2007 - $53 million) of financial assets related to the Corporation’s proportionate share of CE Gen have been pledged as collateral for certain CE Gen debt.  Should any defaults occur the debt-holders would have first claim on these assets.

(F)

Gains and Losses on Financial Instruments

The Corporation’s COD segment utilizes a variety of derivatives in its proprietary trading activities, and the related assets and liabilities are classified as held for trading.  As outlined in Note 1C of the Corporation’s 2007 consolidated financial statements,

14   TRANSALTA CORPORATION / Q2 2008

the net realized and unrealized gains are reported as revenues of the COD Segment.  For the three months ended June 30, 2008, the COD segment recognized $45 million (June 30, 2007 - $16 million) of net realized and unrealized gains and losses.  For the six months ended June 30, 2008, the COD segment recognized $60 million (June 30, 2007 - $27 million) of net realized and unrealized gains and losses (Note 19).

Net interest expense as reported on the consolidated statements of earnings includes interest income and expense, respectively, on the Corporation’s interest bearing financial assets, primarily cash and restricted cash, and its interest bearing financial liabilities, primarily short-and long-term debt.  Interest expense is calculated using the effective interest rate method (Note 9).  Interest rate derivatives that are not designated as hedges are classified as held for trading with the net gain or loss also recorded in net interest expense.

Foreign exchange derivatives that are not designated as hedges are also classified as held for trading, with the net gain or loss recorded in foreign exchange gain or loss.

The net gain or loss included in earnings for the current and prior comparative periods with respect to interest rate and foreign exchange held for trading derivatives is not material.

3.

RISK MANAGEMENT ASSETS AND LIABILITIES

Risk management assets and liabilities are comprised of two major types: (1) those that are used in the COD and Generation segments in relation to trading activities and certain contracting activities (Energy Trading) and (2) those used in hedging non-energy trading transactions, debt, and the net investment in self-sustaining foreign subsidiaries (Other Risk Management Assets and Liabilities).

The overall balances reported in risk management assets and liabilities are shown below:

As at	June 30, 2008			Dec. 31, 2007
Balance Sheet - Totals	Energy Trading	Other	Total	Energy Trading	Other	Total
Risk management assets
Current	$ 112	$ 68	$ 180	$ 34	$ 59	$ 93
Long-term	21	18	39	(4)	126	122
Risk management liabilities
Current	(485)	(24)	(509)	(87)	(18)	(105)
Long-term	(475)	-	(475)	(192)	(12)	(204)
Net risk management (liabilities) assets outstanding	$ (827)	$ 62	$ (765)	$ (249)	$ 155	$ (94)

  TRANSALTA CORPORATION / Q2 2008 15

Energy Trading

The values of risk management assets and liabilities for Energy Trading are included on the consolidated balance sheets as follows:

As at	June 30, 2008			Dec. 31, 2007
Balance Sheet - Energy Trading	Hedges	Non-hedges	Total	Total related to Energy Trading
Risk management assets
Current	$ 43	$ 69	$ 112	$ 34
Long-term	14	7	21	(4)
Risk management liabilities
Current	(418)	(67)	(485)	(87)
Long-term	(467)	(8)	(475)	(192)
Net risk management (liabilities) assets outstanding	$ (828)	$ 1	$ (827)	$ (249)

The following table illustrates the disclosure on the movements in the fair value of the Corporation’s Energy Trading net risk management assets and liabilities separately by source of valuation during the six months ended June 30, 2008:

	Hedges			Non-hedges			Total
	Level I	Level II	Level III	Level I	Level II	Level III	Level I	Level II	Level III
Net risk management (liabilities) assets outstanding at Dec. 31, 2007	$ (261)	$ -	$ -	$ 10	$ 1	$ 1	$ (251)	$ 1	$ 1
Changes in net asset value attributable to:
Market changes	(530)	3	-	(20)	3	11	(550)	6	11
New contracts entered during the period	(22)	17	-	11	2	3	(11)	19	3
Contracts settled during the period	(12)	-	-	(11)	(1)	(9)	(23)	(1)	(9)
Change in foreign exchange rates	(22)	(1)	-	-	-	-	(22)	(1)	-
Transfers in and/or out of Level III	-	-	-	-	-	-	-	-	-
Net risk management (liabilities) assets outstanding at June 30, 2008	$(847)	$ 19	$ -	$ (10)	$ 5	$ 6	$(857)	$ 24	$ 6
Additional Level III gain (loss) information:
Total change in fair value included in OCI			$ -			$ -			$ -
Total change in fair value included in pre-tax earnings			$ -			$ 5			$ 5
Total change in fair value included in pre-tax earnings relating to those net assets held at June 30, 2008			$ -			$ 14			$ 14

To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within the

16   TRANSALTA CORPORATION / Q2 2008

gross margin of both the COD and the Generation business segments.

The anticipated timing of settlement of the above contracts over each of the next five calendar years and thereafter are as follows:

		2008	2009	2010	2011	2012	2013 and thereafter	Total
Hedges	Level I	$ (268)	$ (296)	$ (190)	$ (78)	$ (15)	$ -	$ (847)
	Level II	6	8	5	-	-	-	19
	Level III	-	-	-	-	-	-	-
Non Hedges	Level I	$ (8)	$ (2)	-	-	-	-	$ (10)
	Level II	3	2	-	-	-	-	5
	Level III	5	1	-	-	-	-	6
Total	Level I	$ (276)	$ (298)	$ (190)	$ (78)	$ (15)	$ -	$ (857)
	Level II	9	10	5	-	-	-	24
	Level III	5	1	-	-	-	-	6
Grand Total		$ (262)	$ (287)	$ (185)	$ (78)	$ (15)	$ -	$ (827)

The Corporation’s fixed price proprietary trading positions at June 30, 2008 and Dec. 31, 2007, were as follows:

	Electricity (MWh)	Natural Gas (GJ)	Transmission (MWh)	Coal (Tonnes)	Emissions (Tonnes)
Units (000s)
Fixed price payor, notional amounts, June 30, 2008	23,114	64,002	1,979	1,670	28
Fixed price payor, notional amounts, Dec. 31, 2007	16,189	54,523	1,854	1,644	6

Fixed price receiver, notional amounts, June 30, 2008	22,398	69,081	-	1,670	32
Fixed price receiver, notional amounts, Dec. 31, 2007	16,009	61,977	-	1,644	15

Maximum term in months, June 30, 2008	18	18	9	18	6
Maximum term in months, Dec. 31, 2007	24	12	6	23	2

  TRANSALTA CORPORATION / Q2 2008 17

Other Risk Management Assets and Liabilities

The values of non-Energy Trading risk management assets and liabilities included on the consolidated balance sheets are as follows:

As at	June 30, 2008			Dec. 31, 2007
Balance Sheet - Other	Hedges	Non-hedges	Total	Total related to non-Energy Trading
Risk management assets
Current	$ 68	$ -	$ 68	$ 59
Long-term	18	-	18	126
Risk management liabilities
Current	(7)	(17)	(24)	(18)
Long-term	-	-	-	(12)
Net risk management assets (liabilities) outstanding	$ 79	$ (17)	$ 62	$ 155

The following table illustrates the disclosure on the movements in the fair value of the Corporation’s other net risk management assets and liabilities separately by source of valuation during the six months ended June 30, 2008:

	Hedges[1]	Non-hedges[1]	Total
Net risk management assets (liabilities) outstanding at Dec. 31, 2007	$ 168	$ (13)	$ 155
Changes in net asset value attributable to:
Market changes	(47)	(4)	(51)
New contracts entered during the period	7	-	7
Contracts settled during the period	(49)	-	(49)
Change in foreign exchange rates	-	-	-
Net risk management assets (liabilities) outstanding at June 30, 2008	$ 79	$ (17)	$ 62
[1] All Other Risk Management Assets and Liabilities are classified as Level II.

Changes in net risk management assets and liabilities for hedge positions are reflected within interest expense to the extent transactions have settled during the period or ineffectiveness exists in the hedging relationship.  To the extent these hedges remain effective and qualify for hedge accounting, the change in value of existing and new contracts will be deferred in OCI until settlement of the instrument or reduction in the net investment.

18   TRANSALTA CORPORATION / Q2 2008

The anticipated timing of settlement of the above Level II contracts over each of the next five calendar years and thereafter are as follows:

	2008	2009	2010	2011	2012	2013 and thereafter	Total
Hedges	$ -	$ 63	$ 4	$ 6	$ -	$ 6	$ 79
Non-hedges	(1)	(16)	-	-	-	-	(17)
Grand Total	$ (1)	$ 47	$ 4	$ 6	$ -	$ 6	$ 62

Credit Risk Management

The Corporation actively manages its exposure to credit risk by assessing the ability of counterparties to fulfill their obligations under the related contracts prior to entering into such contracts.  The Corporation makes detailed assessments of the credit quality of all counterparties and, where appropriate, obtains corporate guarantees and/or letters of credit to support the ultimate collection of these receivables.  For commodity trading and origination, the Corporation sets strict credit limits for each counterparty and monitors exposures on a daily basis.  TransAlta uses standard agreements that allow for the netting of exposures and often include margining provisions.   If credit limits are exceeded, TransAlta will request collateral from the counterparty or halt trading activities with the counterparty.   TransAlta is exposed to minimal credit risk for Alberta Generation Power Purchase Arrangements (“PPA”) as receivables are substantially all secured by letters of credit.

The maximum credit exposure to any one customer for commodity trading and origination, excluding the California market receivables and including the fair value of open trading positions, at June 30, 2008 was $39 million (Dec. 31, 2007 - $6 million).

4.

HEDGING ACTIVITIES

Derivative and non-derivative financial instruments are used to manage exposures to interest, commodity prices, currency, credit, and other market risks. When derivatives are used to manage the Corporation’s own exposures, the Corporation determines for each derivative whether hedge accounting can be applied. Where hedge accounting can be applied and the Corporation chooses to seek hedge accounting treatment, a hedge relationship is designated as a fair value hedge, a cash flow hedge or a hedge of foreign currency exposure of a net investment in a self-sustaining foreign operation. The derivative must be highly effective in accomplishing the objective of offsetting either changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting will be discontinued prospectively.

Fair value hedges

Interest rate swaps are used to hedge exposures to the changes in a fixed interest rate instrument’s fair value caused by changes in interest rates.   Foreign exchange contracts are also used to hedge foreign currency denominated assets and liabilities.

No ineffective portion of fair value hedges was recorded for the three and six months ended June 30, 2008 and June 30, 2007.

Cash flow hedges

Forward sale and purchase contracts, as well as foreign exchange contracts, are used to hedge the variability in future cash

  TRANSALTA CORPORATION / Q2 2008 19

flows. All components of each derivative’s change in fair value have been included in the assessment of cash flow hedge effectiveness.

For the three months ended June 30, 2008, a pre-tax unrealized loss of $362 million (June 30, 2007 - $119) was recorded in OCI for the effective portion of the cash flow hedges, and a pre-tax total of $19 million (June 30, 2007 - $5 million) related to amounts previously related to OCI was reclassified to net earnings.

For the six months ended June 30, 2008, a pre-tax unrealized loss of $591 million (June 30, 2007 - $246 million) was recorded in OCI for the effective portion of the cash flow hedges, and a pre-tax total of $36 million (June 31, 2007 - $3 million) related to amounts previously related to OCI was reclassified to net earnings.  No net unrealized gain or loss was recognized in earnings for the ineffective portion.

Over the next 12 months, the Corporation estimates that $247 million of after-tax losses will be reclassified from Accumulated Other Comprehensive Income (“AOCI”) to OCI.  These estimates assume constant gas and power prices, interest rates and exchange rates over time; however, the actual amounts that will be reclassified will vary based on changes in these factors. Therefore, management is unable to predict what the actual reclassification from AOCI to earnings, either positive or negative, will be for the next 12 months.  These contracts have a maximum duration of five years.

Net investment hedges

Foreign exchange contracts and foreign currency-denominated liabilities are used to manage the Corporation’s foreign currency exposures to net investments in self-sustaining foreign operations having a functional currency other than the Canadian dollar.  Foreign denominated expenses are also used to assist in managing foreign currency exposures on earnings from self-sustaining foreign operations.

For the three months ended June 30, 2008, the net after-tax loss of $3 million (June 30, 2007 - nil), relating to the net investment in foreign operations, net of hedging, was recognized in OCI.  For the six months ended June 30, 2008, the net after-tax loss of $8 million (June 30, 2007 - $2 million), relating to the net investment in foreign operations, net of hedging, was recognized in OCI.

The following table presents the fair values of derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

As at	June 30, 2008					Dec. 31, 2007
	Fair Value Hedges	Cash Flow Hedges	Net Investment Hedges	Not Designated in a hedging relationship	Total	Total
Financial Assets
Derivative instruments	$ 6	$ 64	$ 73	$ 76	$ 219	$ 215

Financial Liabilities
Derivative instruments	$ -	$ (888)	$ (4)	$ (92)	$ (984)	$ (309)

U.S. dollar denominated debt with a face value of U.S.$1.2 billion has been designated as a part of the hedge of TransAlta’s self-sustaining foreign operations.

5.

INVENTORY

Inventory represents coal and natural gas fuels which are valued at the lower of cost and net realizable value.  The

20   TRANSALTA CORPORATION / Q2 2008

classifications are as follows:

As at	June 30, 2008	Dec. 31, 2007
Coal	$ 61	$ 23
Natural gas	6	7
Purchased emission credits	1	-
Total	$ 68	$ 30

The increase in coal inventory at June 30, 2008 compared to Dec. 31, 2007 is primarily due to lower production at  the  Alberta Thermal plants and Centralia Thermal plant.

The change in inventory is outlined below:

Balance, Dec. 31, 2007	$ 30
Net additions	37
Change in foreign exchange rates	1
Balance, June 30, 2008	$ 68

No inventory is pledged as security for liabilities.

For the three months and six months ended June 30, 2008, no inventory was written down from its carrying value nor were any writedowns recorded in previous periods reversed back into earnings.

6.

RESTRICTED CASH

Restricted cash is comprised of debt service funds which are legally restricted, and require the maintenance of specific minimum balances equal to the next debt service payment, and amounts restricted for capital and maintenance expenditures.

The change in restricted cash is outlined below:

Balance, Dec. 31, 2007	$ 242
Amount returned to TransAlta	(245)
Change in foreign exchange rates	5
Balance, June 30, 2008	$ 2

During the 3 months ended June 30, 2008, a subsidiary closed its position under a credit derivative agreement.  The investment in Notes held in Trust as security for the subsidiary's obligation under this agreement was returned to the subsidiary.

7.

INVESTMENTS

Investments mainly represent TransAlta’s investment in the Corporation’s wholly owned Mexican operations.  As required under Accounting Guideline 15, Consolidation of Variable Interest Entities, of the CICA, TransAlta’s Mexican operations are accounted for as equity subsidiaries.  On Feb. 20, 2008, TransAlta announced the sale of the Mexican operations to InterGen Global Ventures B.V. (‘InterGen”) for U.S.$303.5 million.  Due to the process needed to adjust various contracts related to gas pricing regulatory changes in Mexico, the transaction is expected to close before the end of the third quarter of 2008.  TransAlta recorded a charge to the first quarter earnings of $65 million, net of tax, to reflect the estimated difference between the net carrying value and anticipated net sale price of these assets.  The gross charge of $93 million is recorded in equity loss.

  TRANSALTA CORPORATION / Q2 2008 21

The change in investments is shown below:

Opening balance, Dec. 31, 2007
Equity losses	(97)
Loan to equity investment	245
Other	(2)
Closing balance, June 30, 2008	$ 271

8.

ASSETS HELD FOR SALE

During the six months ended June 30, 2008, mining equipment with a net book value of $2 million related to the cessation of mining activities at the Centralia coal mine was sold for proceeds of $7 million; the remainder of the mining and reclamation equipment was reclassified to property, plant, and equipment as it is being retained for reclamation activities.

9.

LONG-TERM DEBT AND NET INTEREST EXPENSE

Amounts Outstanding	June 30, 2008			Dec. 31, 2007
	Carrying value	Cost	Interest [1]	Carrying value	Cost	Interest [1]
Debentures, due 2008 to 2033	$ 837	$ 831	6.5%	$ 956	$ 946	6.5%
Senior Notes, (2008 - US$1,100 million, 2007 - US$600 million)	1,112	1,114	6.4%	588	586	6.3%
Non-recourse	240	240	7.4%	242	242	7.4%
Notes payable - Windsor plant	40	40	7.4%	43	43	7.4%
Commercial Loan Obligation	29	29	5.9%	30	30	5.9%
	2,258	2,254		1,859	1,847
Less: current portion	(134)	(134)		(154)	(154)
Total long-term debt	$ 2,124	$ 2,120		$1,705	$ 1,693

[1] Interest is an average rate weighted by principal amounts outstanding before the effect of hedging.

The Corporation has converted $100 million fixed interest rate debt with a rate of 6.9 per cent to floating rates through the use of receive fixed pay floating interest rate swaps. These interest rate swaps mature in 2011.  In addition, the Corporation converted U.S.$100 million fixed interest rate debt with a rate of 6.65 per cent to floating rates through the use of receive fixed pay floating interest rate swaps. These interest rate swaps mature in 2018.

On May 9, 2008, the Corporation issued debentures in the amount of U.S.$500 million.  The debentures bear interest at a rate of 6.65 per cent and mature in 2018.

Interest Expense
	3 months ended June 30		6 months ended June 30
	2008	2007	2008	2007
Interest on long-term debt	$ 36	$ 37	$ 68	$ 76
Interest on short-term debt	6	6	16	13
Interest income	(4)	(6)	(9)	(14)
Capitalized interest	(3)	-	(7)	(1)
Net interest expense	$ 35	$ 37	$ 68	$ 74

22   TRANSALTA CORPORATION / Q2 2008

The Corporation capitalizes interest during the construction phase of longer-term capital projects.

10.

ASSET RETIREMENT OBLIGATIONS

The reconciliation between the opening and closing asset retirement obligation balances is provided below:

Balance, Dec. 31, 2007	$ 276
Liabilities incurred in period	2
Liabilities settled in period	(12)
Accretion expense	11
Revisions in estimated cash flows	1
Change in foreign exchange rates	3
Balance, June 30, 2008	$ 281
Less current portion	(44)
$ 237

The Corporation has a right to recover a portion of future asset retirement costs.  The estimated present value of these payments has been recorded as a long-term receivable.

11.

COMMON SHARES ISSUED AND OUTSTANDING

A.

Issued and outstanding

TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.  At June 30, 2008, the Corporation had 197.6 million (Dec. 31, 2007 – 200.9 million) common shares issued and outstanding.  During the three months ended June 30, 2008, 0.1 million shares (2007 – 0.3 million), were issued for proceeds of $3 million (2007 – $5 million).  During the six months ended June 30, 2008, 0.5 million shares (2007 – 0.5 million), were issued for proceeds of $14 million (2007 – $10 million).

During the three and six months ended June 2008, 2.0 million and 3.9 million shares, respectively, were cancelled under the Normal Course Issuer Bid (“NCIB”) program.

B.

Stock options

On Feb. 1, 2008, 1.0 million stock options were granted at a strike price of $31.97 on the Toronto Stock exchange (“TSX”) for Canadian employees and U.S.$31.83 on the New York Stock Exchange (“NYSE”) for U.S. employees.  These options will vest in equal installments over four years starting Feb. 1, 2009 and expire after 10 years (Note 20).

At June 30, 2008, the Corporation had 1.8 million outstanding employee stock options (Dec. 31, 2007 - 1.2 million).  For the three months ended June 30, 2008, 0.1 million options with a weighted average exercise price of $20.33 were exercised resulting in 0.1 million shares issued.  For the three months ended June 30, 2007, 0.3 million options with a weighted average exercise price of $19.12 were exercised resulting in 0.3 million shares issued, and 0.1 million options were cancelled with a weighted average exercise price of $18.38.

For the six months ended June 30, 2008, 0.3 million options with a weighted average exercise price of $20.62 were exercised resulting in 0.3 million shares issued, and 0.1 million options were cancelled with a weighted average exercise price of $26.40.  For the six months ended June 30, 2007, 0.4 million options with a weighted average exercise price of

  TRANSALTA CORPORATION / Q2 2008 23

$18.53 were exercised resulting in 0.4 million shares issued, and 0.2 million options were cancelled with a weighted average exercise price of $17.15.

12.

SHAREHOLDERS’ EQUITY

	Common shares	Retained earnings	Accumulated Other Comprehensive (Loss) / Income	Total shareholders' equity
Balance, Dec. 31, 2007	$ 1,781	$ 763	$ (245)	$ 2,299
Net earnings for the 6 months ended June 30, 2008	-	80	-	80
Common shares issued (dividends declared)	14	(108)	-	(94)
Shares purchased under NCIB	(35)	(95)	-	(130)
Losses on translating financial statements of self-sustaining foreign operations	-	-	(8)	(8)
Losses on derivatives designated as cash flow hedges	-	-	(388)	(388)
Derivatives designated as cash flow hedges in prior periods transferred to the balance sheet and net earnings in the current period	-	-	28	28
Balance, June 30, 2008	$ 1,760	$ 640	$ (613)	$ 1,787

Normal course issuer bid program

On May 5, 2008, TransAlta announced a continuation of the Corporation’s NCIB program. The Corporation may purchase, for cancellation, up to 19.9 million of its common shares or approximately 10 per cent of the 199 million common shares issued and outstanding as at April 23, 2008.  The renewed NCIB program will continue until May 5, 2009.  Purchases have been made on the open market through the TSX at the market price of such shares at the time of acquisition.

For the three and six months ended June 30, 2008, the Corporation purchased 1,977,500 and 3,886,400 shares, respectively, at an average price of $35.40 and $33.45 per share, respectively.  The units were purchased for an amount higher than their weighted average book value per share ($8.96 and $8.95 per share, respectively) resulting in a reduction of retained earnings of $52 million and $95 million, respectively.  Due to the timing of payments to repurchase common shares under the NCIB, $53 million was paid in April 2008 that was related to the previous quarter.

	3 months ended June 30, 2008	6 months ended June 30, 2008
Total shares purchased	1,977,500	3,886,400
Average purchase price per share	$ 35.40	$ 33.45
Total cost	$ 70	$ 130
Weighted average book value of shares cancelled	18	35
Reduction to retained earnings	$ 52	$ 95

24   TRANSALTA CORPORATION / Q2 2008

13.

CAPITAL

TransAlta’s components of capital are listed below:

As at	June 30, 2008	Dec. 31, 2007	Increase / (Decrease)
Short-term debt including current portion of long-term debt	$ 584	$ 805	$ (221)
Less: cash and cash equivalents	(50)	(51)	1
	534	754	(220)
Long-term debt
Recourse	1,913	1,496	417
Non-recourse	211	209	2
Non-controlling interests	485	496	(11)
Common shareholders’ equity
Common shares	1,760	1,781	(21)
Retained earnings	640	763	(123)
AOCI	(613)	(245)	(368)
	4,396	4,500	(104)
Total Capital	$ 4,930	$ 5,254	$ (324)

TransAlta’s objectives and strategy in managing capital have remained unchanged from Dec. 31, 2007.

TransAlta monitors key capital ratios similar to those used by key rating agencies. While these ratios are not publicly available from credit agencies, TransAlta’s management has defined these ratios and manages capital in line with those expectations:

	June 30, 2008	Dec. 31, 2007	Target
Cash flow to interest (times)	6.8	6.6	Minimum of 4
Cash flow to total debt (%)	31.7	30.7	Minimum of 25
Debt to invested capital (%)	53.9	46.8	Maximum of 55

Transalta also ensures sufficient cash and credit is available to fund operations, pay dividends, and invest in capital assets.

These amounts are summarized in the table below:

	3 months ended June 30			6 months ended June 30
	2008	2007	Increase/ (Decrease)	2008	2007	Increase/ (Decrease)
Cash flow from operating activities	$ 171	$ 168	$ 3	$ 408	$ 499	$ (91)
Dividends paid	(54)	(51)	(3)	(105)	(105)	-
Capital asset expenditures	(239)	(140)	(99)	(389)	(194)	(195)
Net cash (outflow) inflow	$ (122)	$ (23)	$ (99)	$ (86)	$ 200	$ (286)

For the three months and six months ended June 30, 2008 the decrease in the total net cash flows primarily resulted from higher capital expenditures on growth and less favorable working capital movements.

The financial terms and conditions of the Corporation’s debentures and credit facilities remain unchanged from Dec. 31, 2007.

TransAlta’s formal dividend policy targets to pay shareholders an annual dividend in the range of 60 to 70 per cent of comparable earnings.  TransAlta’s management defines comparable earnings as net earnings adjusted for items that are expected to be non-recurring in the future.

  TRANSALTA CORPORATION / Q2 2008 25

14.

RELATED PARTY TRANSACTIONS

On Dec.16, 2006, TAU entered into an agreement with the partners of the Keephills 3 joint venture project to supply coal for the new coal-fired plant.  The joint venture project is held in a partnership with TransAlta Energy Corporation (“TEC”), a wholly-owned subsidiary of TransAlta, and EPCOR.  TAU will supply coal until the earlier of the Keephills 3 facility permanently ceasing operations or the termination of the agreement by TAU and the partners of the joint venture. As at June 30, 2008, TAU had received $22 million from Keephills 3 Limited Partnership, a wholly-owned subsidiary of TransAlta, as a pre-payment of coal to be delivered under the contract.  Commercial operation of the Keephills plant is scheduled to commence in the first quarter of 2011.

In August 2006, TransAlta entered into an agreement with CE Gen, a Corporation jointly controlled by TransAlta and MidAmerican Energy Holdings Company (“MidAmerican”), a subsidiary of Berkshire Hathaway, whereby TransAlta buys available power from certain CE Gen subsidiaries at a fixed price.  In addition, CE Gen has entered into contracts with related parties to provide administrative and maintenance services.

For the period November 2002 to November 2012, TransAlta Cogeneration, L.P. (“TA Cogen”) entered into various transportation swap transactions with TEC.  TEC operates and maintains TA Cogen's three combined-cycle power plants in Ontario and a plant in Fort Saskatchewan, Alberta.  TEC also provides management services to Sheerness, which is operated by Canadian Utilities.  The business purpose of these transportation swaps is to provide TA Cogen with the delivery of fixed price gas without being exposed to escalating costs of pipeline transportation for three of its plants over the period of the swap.  The notional gas volume in the transaction was the total delivered fuel for each of the facilities.  Exchange amounts are based on the market value of the contract.  TransAlta entered into an offsetting contract with an external third party, therefore TransAlta has no risk other than counterparty risk.

15.

CONTINGENCIES

TransAlta is occasionally named as a party in various claims and legal proceedings which arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage.  Although there can be no assurance that any particular claim will be resolved in the Corporation’s favour, the Corporation does not believe that the outcome of any claims or potential claims of which it is currently aware will have a material adverse effect on the Corporation, taken as a whole.

16.

COMMITMENTS

During the second quarter of 2008, Transalta entered into five-year agreements with Bonneville Power Administration Transmission (“BPAT”) to purchase 400 MW of Pacific Northwest transmission network capacity.  Provided BPAT can meet certain conditions for delivering the service, the Corporation is committed to taking the services at BPAT’s tariff rate whether it is awarded immediately or delivered in the future after additional facilities are constructed.  The obligation under these agreements is expected to be U.S.$46 million for the five-year period.

On May 27, 2008, TransAlta announced a 66 MW expansion of its Summerview wind farm located in southern Alberta near Pincher Creek.  The capital cost of the project is estimated at $123 million with construction commencing in the second quarter of 2009 and commercial operations expected to begin in the first quarter of 2010.

26   TRANSALTA CORPORATION / Q2 2008

On April 21, 2008, TransAlta announced a 53 MW efficiency uprate at TransAlta’s Sundance facility.  The total capital cost of the project is estimated at $75 million with commercial operations expected to commence by the end of 2009.   As at June 30, 2008, total capital spend on this project was $9 million.

On Feb. 13, 2008, TransAlta announced plans to design, build, and operate Blue Trail, a 66 MW wind power project in southern Alberta.  The capital cost of the project is estimated at $115 million.  Commercial operations are expected to commence in the fourth quarter of 2009.  As at June 30, 2008, total capital spend on this project was $24 million.

On June 21, 2007, TAU entered into an agreement with Bucyrus Canada Limited and Bucyrus International Inc. for the purchase of a dragline to be used primarily in the supply of coal to the Keephills 3 joint venture project.  The total dragline purchase costs include approximately $121 million for the purchase of the equipment, and an additional $29 million for the assembly and commissioning of the dragline, for a total of approximately $150 million, with final payments for goods and services due by May 2010.  Total payments under this agreement during the three months and six months ended June 30, 2008 were $22 million and $43 million, respectively.

Keephills 3 plant construction and associated mine capital costs via the Keephills 3 Limited Partnership are anticipated to be approximately $1.6 billion with final payments for goods and services due by 2011.  TransAlta’s proportionate share is approximately $800 million.  As at June 30, 2008, total spend on this project was $283 million.

On Jan. 19, 2007, TransAlta announced a 25-year contract with New Brunswick Power Distribution and Customer Service Corporation (“New Brunswick Power”) to provide 75 MW of wind power. TransAlta will construct, own, and operate a wind power facility in New Brunswick (“Kent Hills”).  Commercial operations are expected to begin by the end of 2008.  On July 17, 2007, TransAlta amended the power purchase agreement with New Brunswick Power to increase capacity under the agreement from 75 MW to 96 MW.  Total capital costs for the Kent Hills wind power project will be approximately $170 million.  As at June 30, 2008, total capital spend for the Kent Hills wind power project was $50 million.  TransAlta also signed a purchase and sale agreement with Vector Wind Energy, a wholly owned subsidiary of Canadian Hydro Developers Inc., for its Fairfield Hill wind power site.  Under the purchase and sale agreement, TransAlta acquired Canadian Hydro’s Fairfield Hill wind power site, including the option to develop the site at a future date, for $1 million.  Natural Forces Technologies Inc. has an option to purchase up to 17 per cent of the Kent Hills project within 180 days of its completion.

17.

PRIOR PERIOD REGULATORY DECISION

In response to a complaint filed by San Diego Gas & Electric Company under Section 206 of the Federal Power Act (“FPA”), Federal Energy Regulatory Commission (“FERC”) established a claim of approximately U.S.$46 million in refunds owing by TransAlta for sales made by it in the organized markets of the California Power Exchange (“PX”) and the California Independent System Operator (“ISO”) during the Oct. 2, 2000 through June 20, 2001 period (the “Main Refund Transactions”).  TransAlta has provided U.S.$46 million to account for refund liabilities relating to Main Refund Transactions. TransAlta filed a cost of service based petition for relief from these refund obligations. FERC rejected TransAlta’s relief petition.  On Dec. 1, 2006, TransAlta filed for rehearing of FERC’s rejection.  On Aug. 24, 2007, the U.S. Court of Appeals for the Ninth Circuit granted the appeal. TransAlta has requested rehearing, however, FERC has yet to make a ruling on such a request and such a decision is not expected in the near future.

During settlement negotiations, the complaintants have sought to obtain refunds for two sets of transactions beyond the Main Refund Transactions.  The first set includes sales made by sellers in the PX and ISO markets in the period May 1 to Oct. 1, 2001 (the “Summer Transactions”).  The other set includes bilateral transactions between all sellers and a component of the California Department of Water Resources (“CDWR”) referred to as CERS (the “CERS Transactions”).  FERC has specifically

  TRANSALTA CORPORATION / Q2 2008 27

rejected attempts to introduce refunds for the Summer and CERS Transactions.  Nonetheless, the California parties have sought rehearing of FERC’s refusal and appealed the refusal to the U.S. Court of Appeals for the Ninth Circuit.  The Ninth Circuit held that FERC’s authorization of market-based rate tariffs in these proceedings complied with the FPA, but that FERC erred in refusing refunds on the grounds that it lacked authority to order refunds for violations of its reporting requirement and remanded the case for further refund proceedings.  The court did not itself order any refunds, leaving it to FERC to consider appropriate remedial options.

On March 21, 2008, FERC issued an Order on Remand establishing a refund hearing before an Administrative Law Judge to determine whether any individual public utility seller’s violation of FERC’s market-based rate quarterly reporting requirement failed to disclose an increased market share sufficient to give it the ability to exercise market power and thus cause its market-based rates to be unjust and unreasonable in California during the 2000-2001 period.

TransAlta does not presently believe the California parties will be successful in obtaining refunds alleged for the Summer and CERS transactions.  TransAlta has not made any provision for such alleged refunds at this time.

18.

GUARANTEES – LETTERS OF CREDIT

Letters of credit are issued to counterparties that have credit exposure to certain subsidiaries.  If the Corporation or its subsidiary does not pay amounts due under the contract, the counterparty may present its claim for payment to the financial institution through which the letter of credit was issued.  Any amounts owed by the Corporation or its subsidiaries are reflected in the consolidated balance sheet.  All letters of credit expire within one year and are expected to be renewed, as needed, through the normal course of business.  The total outstanding letters of credit as at June 30, 2008 totalled $828 million (Dec. 31, 2007 - $550 million) with nil (Dec. 31, 2007 – nil) amounts exercised by third parties under these arrangements.

TransAlta letters of credit do not contain recourse provisions nor does the Corporation hold any assets as collateral against the guarantees issued.

28   TRANSALTA CORPORATION / Q2 2008

19.

SEGMENTED DISCLOSURES

I. Each business segment assumes responsibility for its operating results measured to operating income.

3 months ended June 30, 2008	Generation	COD	Corporate	Total
Revenues	$ 663	$ 45	$ -	$ 708
Fuel and purchased power	(332)	-	-	(332)
Gross margin	331	45	-	376
Operations, maintenance, and administration	139	10	29	178
Depreciation and amortization	96	1	3	100
Taxes, other than income taxes	5	-	-	5
Intersegment cost allocation	8	(8)	-	-
Operating expenses	248	3	32	283
Operating income (loss)	$ 83	$ 42	$ (32)	$ 93
Net interest expense (Note 9)				(35)
Earnings before non-controlling interests and income taxes				$ 58

3 months ended June 30, 2007	Generation	COD	Corporate	Total
Revenues	$ 596	$ 16	$ -	$ 612
Fuel and purchased power	(256)	-	-	(256)
Gross margin	340	16	-	356
Operations, maintenance, and administration	130	8	22	160
Depreciation and amortization	96	1	3	100
Taxes, other than income taxes	5	-	-	5
Intersegment cost allocation	7	(7)	-	-
Operating expenses	238	2	25	265
Operating (loss) income	$ 102	$ 14	$ (25)	$ 91
Foreign exchange gain				5
Gain on sale of equipment (Note 8)				12
Net interest expense (Note 9)				(37)
Equity loss (Note 7)				(2)
Earnings before non-controlling interests and income taxes				$ 69

6 months ended June 30, 2008	Generation	COD	Corporate	Total
Revenues	$ 1,451	$ 60	$ -	$ 1,511
Fuel and purchased power	(702)	-	-	(702)
Gross margin	749	60	-	809
Operations, maintenance, and administration	239	20	54	313
Depreciation and amortization	196	1	7	204
Taxes, other than income taxes	10	-	-	10
Intersegment cost allocation	15	(15)	-	-
Operating expenses	460	6	61	527
Operating income (loss)	$ 289	$ 54	$ (61)	$ 282
Foreign exchange loss				(1)
Gain on sale of equipment (Note 8)				5
Net interest expense (Note 9)				(68)
Equity loss (Note 7)				(97)
Earnings before non-controlling interests and income taxes				$ 121

  TRANSALTA CORPORATION / Q2 2008 29

6 months ended June 30, 2007	Generation	COD	Corporate	Total
Revenues	$ 1,254	$ 27	$ -	$ 1,281
Fuel and purchased power	(547)	-	-	(547)
Gross margin	707	27	-	734
Operations, maintenance, and administration	233	17	45	295
Depreciation and amortization	192	1	6	199
Taxes, other than income taxes	11		-	11
Intersegment cost allocation	14	(14)	-	-
Operating expenses	450	4	51	505
Operating income (loss)	$ 257	$ 23	$ (51)	$ 229
Foreign exchange gain				5
Gain on sale of equipment (Note 8)				12
Net interest expense (Note 9)				(74)
Equity loss (Note 7)				(11)
Earnings before non-controlling interests and income taxes				$ 161

II.  Selected balance sheet information

	Generation	COD	Corporate	Total
As at June 30, 2008
Goodwill	$ 97	$ 30	$ -	$ 127
Total segment assets	$ 6,198	$ 298	$ 1,058	$ 7,554

As at Dec. 31, 2007
Goodwill	$ 95	$ 30	$ -	$ 125
Total segment assets	$ 5,950	$ 147	$ 1,082	$ 7,179

An increase in foreign exchange rates has resulted in a $2 million change in goodwill.  A portion of goodwill is related to CE Gen and is therefore denominated in U.S. dollars.  The change in foreign exchange rates related to translation of self-sustaining foreign operations does not affect earnings and the cumulative translation loss is reflected in AOCI.

III.  Selected cash flow information

	Generation	COD	Corporate	Total
3 months ended June 30, 2008
Capital expenditures	$ 235	$ 2	$ 2	$ 239

3 months ended June 30, 2007
Capital expenditures	$ 135	$ 1	$ 4	$ 140

	Generation	COD	Corporate	Total
6 months ended June 30, 2008
Capital expenditures	$ 383	$ 3	$ 3	$ 389

6 months ended June 30, 2007
Capital expenditures	$ 185	$ 2	$ 7	$ 194

30   TRANSALTA CORPORATION / Q2 2008

IV. Depreciation and amortization expense per statement of cash flows

The reconciliation between depreciation expense on the statements of earnings and statements of cash flows is presented below:

	3 months ended June 30		6 months ended June 30
	2008	2007	2008	2007
Depreciation and amortization expense for reportable segments	$ 100	$ 100	$ 204	$ 199
Mining equipment depreciation, included in fuel and purchased power	10	6	18	13
Accretion expense, included in depreciation and amortization expense	(6)	(6)	(11)	(12)
Depreciation and amortization expense per statements of cash flows	$ 104	$ 100	$ 211	$ 200

20.

STOCK-BASED COMPENSATION

The Corporation uses the fair value method of accounting for awards granted under its fixed stock option plans and its performance stock option plan. On Feb. 1, 2008, 1.0 million stock options were granted at a strike price of $31.97 on the Toronto Stock exchange (“TSX”) for Canadian employees and U.S.$31.83 on the New York Stock Exchange (“NYSE”) for U.S. employees.  These options will vest in equal installments over four years starting Feb. 1, 2009 and expire after 10 years. The estimated fair value of these options granted was determined using the Black-Scholes option-pricing model and the following assumptions, resulting in a fair value of $6.31 per option:

Risk free interest rate (%)	3.6
Expected life of the options (years)	7
Dividend rate (%)	3.4
Volatility in the price of the corporation's shares (%)	23.2

For the three and six months ended June 30, 2008, the total stock option expense recorded in operations, maintenance, and administration expense was $1 million and $2 million, respectively.

  TRANSALTA CORPORATION / Q2 2008 31

21.

EMPLOYEE FUTURE BENEFITS

The Corporation has registered pension plans in Canada, Mexico and the U.S. covering substantially all employees of the Corporation in these countries and specific named employees working internationally. These plans have defined benefit and defined contribution options and in Canada, there is an additional supplemental defined benefit plan for certain employees whose annual earnings exceed the Canadian income tax limit. The defined benefit option of the registered pension plans has been closed for new employees for all periods presented.  Costs recognized in the period are presented below:

3 months ended June 30, 2008	Registered	Supplemental	Other	Total
Current service cost	$ 1	$ 1	$ -	$ 2
Interest cost	5	-	1	6
Expected return on plan assets	(6)	-	-	(6)
Experience loss	1	-	-	1
Amortization of net transition (asset) obligation	(3)	-	-	(3)
Defined benefit (income) expense	(2)	1	1	-
Defined contribution option expense of registered pension plan	4	-	-	4
Net expense	$ 2	$ 1	$ 1	$ 4

3 months ended June 30, 2007	Registered	Supplemental	Other	Total
Current service cost	$ 1	$ 1	$ -	$ 2
Interest cost	5	-	1	6
Expected return on plan assets	(6)	-	-	(6)
Amortization of net transition (asset) obligation	(3)	-	-	(3)
Defined benefit (income) expense	(3)	1	1	(1)
Defined contribution option expense of registered pension plan	4	-	-	4
Net expense	$ 1	$ 1	$ 1	$ 3

6 months ended June 30, 2008	Registered	Supplemental	Other	Total
Current service cost	$ 2	$ 1	$ 1	$ 4
Interest cost	10	1	1	12
Expected return on plan assets	(12)	-	-	(12)
Experience loss	1	-	-	1
Amortization of net transition (asset) obligation	(5)	-	-	(5)
Defined benefit (income) expense	(4)	2	2	-
Defined contribution option expense of registered pension plan	9	-	-	9
Net expense	$ 5	$ 2	$ 2	$ 9

6 months ended June 30, 2007	Registered	Supplemental	Other	Total
Current service cost	$ 2	$ 1	$ 1	$ 4
Interest cost	10	1	1	12
Expected return on plan assets	(12)	-	-	(12)
Amortization of net transition (asset) obligation	(5)	-	-	(5)
Defined benefit (income) expense	(5)	2	2	(1)
Defined contribution option expense of registered pension plan	10	-	-	10
Net expense	$ 5	$ 2	$ 2	$ 9

32   TRANSALTA CORPORATION / Q2 2008

22.

SUBSEQUENT EVENTS

Potential breach of Keephills ash lagoon

On July 26, 2008, TransAlta detected a crack in the dyke wall at the Keephills ash lagoon.  The Corporation immediately notified Alberta Environment and the local authorities, and began taking measures to control and mitigate the effects of any potential breach and release of water from the lagoon.  There are no residents in the vicinity and TransAlta is restricting access to the area to ensure no one is at risk.  The Corporation will provide further updates on the situation as it becomes available.

LS Power and Global Infrastructure Approach TransAlta to Discuss Potential Transaction

On July 18, 2008, the Corporation had received a non-binding letter from LS Power Equity Partners, an entity associated with Luminus Management LLC, and Global Infrastructure Partners regarding engaging in a dialogue about a possible acquisition of TransAlta for $39 per share in cash.  TransAlta's Board of Directors will carefully consider the letter and respond in due course.

Debentures

On July 17, 2008, Transalta was advised by the holder of $100 million of debentures held by TAU that they intend to redeem the debentures on July 31, 2008.  The debentures were issued at a fixed interest rate of 5.49 per cent, maturing in 2023 and redeemable at the option of the holder in 2008 at a price of $98.45 per $100 of notional.

Carbon Capture

On July 8, 2008, the Alberta government announced its commitment to provide $2 billion in funding for the development of Carbon Capture and Storage (“CCS”) technology.  This funding initiative is key to accelerating CCS projects across Alberta and in particular, TranAlta’s chilled ammonia CCS pilot project with Alstom Canada announced in April 2008.  TransAlta intends to apply for funding support.

23.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period's presentation.

  TRANSALTA CORPORATION / Q2 2008 33

SUPPLEMENTAL INFORMATION

(Annualized)		June 30, 2008	Dec. 31, 2007

Closing market price		$ 36.86	$ 33.35

Price range (last 12 months)	High	$ 37.25	$ 34.00

	Low	$ 27.32	$ 23.76

Debt/invested capital (including non recourse debt)		53.9%	46.8%

Debt/invested capital (excluding non recourse debt)		51.6%	44.2%

Return on common shareholders' equity		14.2%	13.1%

Return on invested capital		9.9%	9.8%

Comparable return on invested capital		11.9%	9.7%

Cash dividends per share		$ 1.04	$ 1.00

Price/earnings ratio (times)		26.8 x	21.8 x

Earnings coverage		3.0 x	3.3 x

Dividend payout ratio (based on net earnings)		76.0%	65.6%

Dividend payout ratio (based on comparable earnings)		66.7%	76.6%

Dividend coverage (times)		3.6 x	4.2 x

Dividend yield		2.8%	3.0%

Cash flow to debt		31.7%	30.7%

Cash flow to interest coverage (times)		6.8 x	6.6 x

Ratio Formulas

Debt/invested capital = (short-term debt + long-term debt – cash and interest-earning investments) / (debt + preferred securities + non-controlling interests + common equity)

Return on common shareholders’ equity = net earnings / average of opening and closing common equity

Return on invested capital = (earnings before non-controlling interests and income taxes + net interest expense) / average annual invested capital

Comparable return on invested capital = (comparable earnings before non-controlling interests and income taxes + net interest expense) / average annual invested capital

Price/earnings ratio = current year’s close / basic earnings per share

Earnings coverage = (net earnings + income taxes + net interest expense) / (net interest expense excluding capitalized interest)

Dividend payout ratio = dividends / net earnings or comparable earnings

Dividend coverage = cash flow from operating activities / common share dividends

34   TRANSALTA CORPORATION / Q2 2008

Dividend yield = dividend per common share / current period’s close price

Cash flow to debt = cash flow from operating activities before changes in working capital / two-year average of total debt

Cash flow to interest (times) = (cash flow from operating activities before changes in working capital + net interest expense) / (net interest expense excluding capitalized interest)

GLOSSARY OF KEY TERMS

Availability - A measure of time, expressed as a percentage of continuous operation 24 hours a day, 365 days a year that a generating unit is capable of generating electricity, regardless of whether or not it is actually generating electricity.

Btu (British Thermal Unit) - A measure of energy. The amount of energy required to raise the temperature of one pound of water one degree Fahrenheit, when the water is near 39.2 degrees Fahrenheit.

Capacity - The rated continuous load-carrying ability, expressed in mega watts, of generation equipment.

Derate - To lower the rated electrical capability of a power generating facility or unit.

Gigawatt - A measure of electric power equal to 1,000 megawatts.

Gigawatt hour (GWh) - A measure of electricity consumption equivalent to the use of 1,000 megawatts of power over a period of one hour.

Heat rate - A measure of conversion, expressed as BTU/MWh, of the amount of thermal energy required to generate electrical energy.

Megawatt (MW) - A measure of electric power equal to 1,000,000 watts.

Megawatt hour (MWh) - A measure of electricity consumption equivalent to the use of 1,000,000 watts of power over a period of one hour.

Net maximum capacity - The maximum capacity or effective rating, modified for ambient limitations, that a generating unit or power plant can sustain over a specific period, less the capacity used to supply the demand of station service or auxiliary needs.

Spark spread - A measure of gross margin per MW (sales price less cost of natural gas).

  TRANSALTA CORPORATION / Q2 2008 35

TransAlta Corporation

Box 1900, Station “M”

110 - 12th Avenue S.W.

Calgary, Alberta Canada T2P 2M1

Phone

403.267.7110

Website

www.transalta.com

CIBC Mellon Trust Company

P.O. Box 7010 Adelaide Street Station

Toronto, Ontario Canada M5C 2W9

Phone

Toll-free in North America: 1.800.387.0825

Toronto or outside North America: 416.643.5500

Fax

416.643.5501

Website

www.cibcmellon.com

FOR MORE INFORMATION

Media inquiries

Michael Lawrence

Senior Advisor, Media Relations

Phone

403.267.7330

E-mail

media_relations@transalta.com

Investor inquiries

Jennifer Pierce, MA, MBA

Vice-President, Communications and Investor Relations

Phone

1.800.387.3598 in Canada and United States

or 403.267.2520

Fax

403.267.2590

E-mail

investor_relations@transalta.com

36   TRANSALTA CORPORATION / Q2 2008